Exhibit 99.1

WSP Holdings Board Approves Change of Independent Auditor

Wuxi, China, November 22, 2011 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”) announced today that its board of directors has approved the change of its independent auditor for the year ending December 31, 2011 from Deloitte Touche Tohmatsu CPA Ltd. (“Deloitte”) to MaloneBailey LLP (“MaloneBailey”). Deloitte audited the Company’s financial statements for each of the previous five years. The change was driven by fee considerations as part of the Company’s recent cost reduction measures and approved by the Company’s audit committee and board of directors. The change in independent auditor is subject to approval by the Company’s shareholders at its next annual general meeting of shareholders.  MaloneBailey is expected to be working with Deloitte to ensure a seamless transition.

“We would like to thank Deloitte for their dedicated service in the past five years,” said Mr. Longhua Piao, chairman and chief executive officer of the Company.  “We look forward to working with the MaloneBailey team.”

The Company and Deloitte have not had any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the Company’s consolidated financial statements.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company's products are used in China's major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings' website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements.  Among other things, the Company's outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company's relationships with customers, the Company's ability to develop and market new products, the Company's ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company's stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.